UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

CTI Industries Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

125961 30 0
(CUSIP Number)

February 17, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

CUSIP No. 125961 30 0	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	The Merrick Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		546,635

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		546,635

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	546,635

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	19.46%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 125961 30 0	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

CTI Industries Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

22160 North Pepper Road Barrington, Illinois 60010

Item 2(a)	Name of Person Filing:

The Merrick Company, LLC

Item 2(b)	Address of Principal Business Office or, if None, Residence:

502 N. Plum Grove Road Palatine, Illinois 60067

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, No Par Value

Item 2(e)	CUSIP Number:

125961 30 0

Item 3.	N/A

CUSIP No. 125961 30 0	13G	Page 4 of 6 Pages

Item 4.	Ownership.

(a) Amount beneficially owned: 546,635

(b) Percent of class: 19.46%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 546,635

(ii) Shared power to vote or to direct the vote _______.

(iii) Sole power to dispose or to direct the disposition of 546,635

(iv) Shared power to dispose or to direct the disposition of _______.

CUSIP No. 125961 30 0	13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

CUSIP No. 125961 30 0	13G	Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date

The Merrick Company, LLC

By:	/s/Stephen M. Merrick
Stephen M. Merrick, Manager